Mail Stop 4720

August 4, 2009

Via Facsimile and U.S. Mail
Mr. Joseph E. Consolino
Chief Financial Officer and Executive Vice President
Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton, Bermuda HM 11

Re: Validus Holdings, Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on February 27, 2009
Schedule 14A
Filed on March 25, 2009
File No. 001-33606

Dear Mr. Consolino:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director